CRYSTALLEX INTERNATIONAL CORPORATION

Management’s Discussion and Analysis
 For the year Ended December 31, 2007
(All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the Company’s audited consolidated financial statements and the related notes as at and for the year ended December 31, 2007.  This MD&A should be read in conjunction with those audited consolidated financial statements.

The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A was prepared on March 31, 2008 and the Company’s public filings, including its 2007 Annual Information Form, are available on SEDAR at www.sedar.com

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of this Management's Discussion and Analysis. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Overview

The Company is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. The Corporation’s principal asset is its interest in the Las Cristinas project located in Bolivar State, Venezuela. The Corporation’s other assets include the Tomi operations, the Lo Incréible properties (which include the La Victoria deposit), and the Revemin mill, all of which are located in Bolivar State, Venezuela (the “El Callao operations”).

Highlights

▪
In June 2007, the Company received written notice from its project partner, the Corporacion Venezolana de Guayana (the "CVG"), that all the requirements of the Ministry of the Environment and Natural Resources, (“MinAmb”) for the issuance of the Authorization to Affect Natural Resources (the “Permit”)  to commence construction at Las Cristinas had been fulfilled.  The CVG notice was based on MinAmb approval of the Las Cristinas Environmental Impact Statement (“EIS”), the subsequent posting of a Compliance Guarantee Bond and payment in full of certain taxes. Accordingly, the Company believes it has satisfied all of the regulatory requirements and is in a position to receive the Permit.

▪
In October 2007, the Venezuelan National Assembly’s Commission of Economic Development published a report following hearings on the Las Cristinas project.  The report concluded that the CVG and Crystallex have met all the regulatory requirements and called for the prompt issuance of the Permit.  The hearings included representatives from MinAmb, the Ministry of Basic Industries and Mining, (“MIBAM”), the CVG and Crystallex.

▪
Concluded a 13,566m drill program at Las Cristinas. Reserves were increased by 20% to 16.86 million ounces calculated at a gold price of $550 per ounce. Measured and indicated resources increased by 18% to 20.76 million ounces. Inferred resources increased 38% to 6.28 million ounces. The Company filed an updated Technical Report for the Las Cristinas project on SEDAR in November 2007 to support these revisions.  The new reserves are contained in approximately 465 million tonnes of ore at a gold grade of 1.13 grams/tonne and have a waste to ore strip ratio of 1.38 to 1.  The resulting open pit will be 1,250 meters wide, 3,100 meters long and 490 meters deep.

▪
As part of its continuing corporate and social responsibility commitments, the Company commenced construction of a new medical centre and sewage treatment plant to serve local communities in the vicinity of the Las Cristinas project.  Both projects are currently well underway and are scheduled for completion in 2008 with a total estimated cost of $5.3 million.

▪	In April 2007, the Company closed a public equity financing of common shares of the Company for net proceeds of $50.7 million.

▪	On February 11, 2008, the Company closed a public equity financing of 32.9 million units for net proceeds of $65.0 million.

Las Cristinas – Permit progress

During 2007, the Company’s project partner, the CVG, was formally notified by MinAmb that all the requirements for the issuance of the Permit had been fulfilled. MinAmb approved the EIS for the Las Cristinas gold project, and requested the CVG post a construction compliance guarantee bond and pay certain environmental taxes. Crystallex posted the requested bond and paid the requested taxes. No impediments have been raised in discussions with Government officials, and they have recently confirmed that the Company is in good standing for the issuance of the Permit.

The Company received additional support for the issuance of the Permit in the fall of 2007, when the Venezuelan National Assembly's Commission of Economic Development reviewed the protracted timeline for the issuance of the Permit. Following its October 4th, 2007 hearings, the Commission issued a report noting that representatives from MinAmb, MIBAM, the CVG, and Crystallex had testified at their hearings. The Commission's report concluded that the CVG and Crystallex had complied with the feasibility study and other legal and technical requirements, thus allowing for the Permit to be granted by MinAmb. The Chairman of the Commission recommended MinAmb grant the Permit.

In early 2008, Mr. Rodolfo Sanz was appointed the Minister of MIBAM and President of the CVG, having direct involvement with the Las Cristinas project in both capacities. Crystallex has met with Minister Sanz and expects to host Mr. Sanz at Las Cristinas in the near term.

Crystallex representatives have also recently met with the newly appointed Canadian Ambassador to Venezuela and provided him with an update on the Las Cristinas project. The Ambassador is very active, as is the Government of Canada in furthering the interests of Canadian companies investing in Venezuela. Following a visit to Bolivar State, the Ambassador commented that he was working to advance Canadian interests (including mining) in Bolivar State and Venezuela.

The Company is actively pursuing all channels available in Venezuela to keep the Permit issue high on the agenda of the officials responsible for promoting, authorizing and approving mineral development in Venezuela.

Las Cristinas – Social investments and commitments

The Company is committed to improving and supporting the local communities in the areas of its existing mines and the Las Cristinas project.  For Las Cristinas it has established an area of influence(“AOI”) that includes 11 separate communities that are within 20 km of the project. In each of these areas, the focus since 2002 has been in developing reliable and safe potable water sources and systems, and in supporting local schools.  The Company has also provided a significant portion of the cost of operating the current rural medical clinic in Las Claritas, the largest of the communities.  The clinic staff of five, including full time coverage by two doctors, medical supplies including drugs, and other operating costs such as building maintenance and improvements are provided by the Company. Ongoing support for a variety of local needs including school supplies and improvements, local sports teams, children’s Christmas parties are also provided and administered by the Company’s community relations staff.

The Company is currently undertaking major new construction programs to improve infrastructure and medical service for the local communities.  A new hospital that is nearly double the size of the existing rural medical clinic is under construction.  It will support all communities within the AOI.  It will also be equipped with new medical equipment and furnishings.  This project, including previously completed design work is estimated to cost $2.8 million.  In addition, the streets leading to the new hospital will be paved and the main street in Las Claritas, which is in bad repair, will be replaced.

The other major current community infrastructure project is the construction of a sewage treatment system at an estimated cost of $2.5 million including work already completed This project will greatly improve the sanitary conditions of the three adjoining villages of Las Claritas, Nuevas Las Claritas and

Santo Domingo. Most of the underground sewage piping system is already in place and the plant is due to be completed in the second half of 2008.

Las Cristinas - Updated Resources and Reserves

On November 7, 2007, the Company filed on SEDAR a Technical Report titled “Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela.  The report included an update of the resources and reserves for the Las Cristinas project.

Proven and Probable reserves at Las Cristinas, calculated using a $550 per ounce gold price and revised operating costs, are currently estimated to be 16.86 million ounces.  As detailed in the November 7, 2007 Technical Report, the estimate of operating costs has increased from $7.66 per tonne of ore in August 2005 to $9.80 per tonne of ore.  Operating costs are now expected to average $258 per ounce for the first five years of production and $346 per ounce over the life of mine, based on a 20,000 tpd operating rate.  Reserves were estimated assuming an average gold recovery rate of approximately 88% and variable cut-off grades of between 0.33 g/t and 0.57 g/t.

Proven and Probable Reserves for Las Cristinas are tabled below:

	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Proven Reserves	113	1.24	4.48
Probable Reserves	352	1.10	12.38
Total Proven and Probable Reserves	465	1.13	16.86

Measured and Indicated resources are presently estimated at 20.76 million ounces, an 18% increase from 17.66 million ounces reported in the August 2005 Technical Report.

Measured and Indicated resources, which include reserves, are tabled below:

	Tonnes (millions)	Grade (g/t)	Ounces (millions)
Measured Resources	146	1.14	5.38
Indicated Resources	483	0.99	15.38
Total Measured and Indicated Resources	629	1.03	20.76

In addition to the Measured and Indicated Resources, Las Cristinas has estimated Inferred Resources of 6.28 million ounces (230 million tonnes at an average gold grade of 0.85 g/t).

The strip ratio is estimated at 1.38:1.  The updated reserve estimate is contained in a single open pit, which is approximately 3.1 km long and 1.2 km wide at its widest point, with a maximum depth of approximately 500m. Mineralization is open at depth.

All estimates of mineral reserves and mineral resources have been estimated in accordance with the Standards on Mineral Resources and Reserve Definitions and Guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum as adopted by the Canadian Securities Administrators in National Instrument 43-101.  Mineral resources that are not reserves do not have demonstrated economic viability.

The revised reserve and resource estimate was prepared by MDA under the direction of Steven Ristorcelli, P. Geo., Scott Hardy, P. Eng., and Thomas Dyer, P.E., all independent qualified persons for the purposes of National Instrument 43-101, with geological and sampling input from Dr. Richard Spencer, P. Geo., Crystallex's former Vice President Exploration, who is a qualified person for the purposes of National Instrument 43-101.

Selected Annual Information
	2007	2006	2005
Financial Results ($000, except per share)		(Restated)	(Restated)
Mining Revenues	$13,565	$28,088	$24,990
Net Loss	($30,451)	($35,684)	($43,764)
Basic and Diluted Net Loss per Share	($0.12)	($0.15)	($0.22)
Weighted average shares – Basic and diluted (millions)	256.7	230.2	194.7
Cash Flow used in Operating Activities	($34,309)	($30,676)	($34,253)
Investing Activities
Expenditures on PPE	$26,893	$49,788	$92,831
Financing Activities	$49,215	$83,643	$18,428

Financial Position ($000)
Cash and cash equivalents	$16,065	$28,573	$4,070
Restricted cash and cash equivalents	-	-	$21,323
Total assets - Restated¹	$339,240	$324,695	$270,915
Outstanding Debt	$83,291	$87,697	$96,938
Shareholders’ Equity	$228,407	$199,481	$135,475
¹ The 2006 and 2005 balances have been restated as discussed in Note 11 to the Consolidated Financial Statements.

Summary of Quarterly Results (Unaudited)
$,000 except per share	2007				2006
	Q4	Q3 (Amended)	Q2 ((Amended))	Q1 (Amended)	Q4	Q3	Q2	Q1
Revenue	$4,809	$2,188	$2,848	$3,720	$5,720	$9,769	$5,520	$7,079
Net Loss previously reported	-	($9,256)	($13,703)	($12,071)	($11,617)	($8,815)	($8,296)	($6,956)
Adjustment to unrealized gain		2,534	1,580	9,252	-	-	-	-
Net loss as amended	$(8,787)	$(6,722)	$(12,123)	$(2,819)	($11,617)	($8,815)	($8,296)	($6,956)
Per Share – Basic and diluted	($0.03)	($0.03)	($0.05)	($0.01)	$(0.04)	($0.04)	($0.04)	($0.03)

The Q1 to Q3 2007 Net Loss have been amended to reflect the year end adjustments to unrealized gains as discussed in this MD&A and in Note 10 to the 2007 Consolidated Financial Statements.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

Financial Results Overview

The Company recorded net losses of $30.45 million (($0.12) per share), $35. 7 million (($0.15) per share) and $43.8 million (($0.22) per share) in 2007, 2006 and 2005, respectively.

The decrease in the net loss in 2007 compared to 2006 is due primarily to recording an unrealized foreign currency translation gain of $14.3 million relating to future income taxes compared to $Nil in 2006. This unrealized non-cash foreign currency translation gain arose from the translation into U.S. dollars at the end of the year, certain Venezuelan-denominated future income tax liabilities that are recognized in connection with expenditures on the Las Cristinas project. The Company recorded an operating loss of $6.3 million at the El Callao operations in 2007 compared to an operating loss of $0.3 million in 2006, coupled with a foreign exchange loss of $4.6 million (which includes $14.3 million unrealized gain on transaltion of future income taxes relating to Las Cristinas) in 2007 compared to $0.5 million foreign exchange gain in the comparative period. The El Callao operations have been impacted by the combined effects of lower production and the increasing spread between the official exchange rate and the parallel exchange rate in Venezuela as discussed in the “Income Statement” section of this MD&A. Accordingly, revenue from gold sales declined to $13.6 million in 2007 from $28.1 million in 2006.  The foreign exchange loss is also due to the use of the parallel rate in translation of financial statements as opposed to the lower official rate used in previous years.

The decrease in the net loss in 2006 compared to 2005 is due primarily to recording a commodity contract loss of $3.8 million in 2005 relating to gold contract positions which were eliminated in 2005 and a $6.6 million write-down of its investment in ECM in 2005 (refer to Note 9 in the Notes to the Company’s Consolidated Financial Statements). The 2005 results include $1.4 million of unrealized foreign exchange gains relating to future tax liabilities as discussed above.

Revenue from gold sales increased in 2006 compared to 2005 due to the realization of a higher average gold price on gold sales which more than offset the reduction in ounces sold.

Cash flow used in operating activities was a deficit of $34.3 million in 2007 compared with a deficit of $30.7 million in 2006 and a deficit of $34.3 million in 2005.  The cash flow deficits incurred in all three years were largely attributable to corporate general and administrative expenses which approximated $20.0 million per year, interest of approximately $9.4 million per year and cash used to fund operating losses at the El Callao operations which generated an operating loss of $6.3 million in 2007.

The Company’s cash position at December 31, 2007 was $16.1 million.  Capital expenditures on a cash basis for Las Cristinas were $26.9 million during 2007.

El Callao Operations Review

Key Mine Operating Statistics (USD)
	2007	2006	2005
Operating Statistics
Gold Production (ounces)	33,567	47,345	53,178
Gold Sold (ounces)	32,815	48,570	55,217
Per Ounce Data:
Total Cash Cost[1,2]	$519	$540	$420
Total Cost[1,2]	$557	$570	$456
Average Realized Gold Price[2]	$413	$578	$453
Average Foreign Exchange Rates (Bolivars)	4,341	2,150	2,150
Average Spot Gold Price	$695	$604	$445

Key Mine Operating Statistics (Bolivars)
	2007	2006	2005
Operating Statistics
Gold Sold (ounces)	32,815	48,570	55,217
Per Ounce Data: (Bolivars , thousands)
Average Realized Gold Price	1,794	1,243	973
Total Cash Cost[1]	2,388	1,147	875
Financial Results (Bolivars, thousands)
Mining Revenues	58,885,665	60,389,200	53,728,500
Total Cash Operating Cost[1]	78,362,220	55,709,790	48,314,875
Average Foreign Exchange Rates	4,341	2,150	2,150
[1]
Total Cost represents the total cost of gold production, including amortization, depletion, accretion and revisions to asset retirement obligations.  For an explanation, refer to the section on Non-GAAP measures at the end of this MD&A.  The calculation is based on ounces of gold sold.  Since the second quarter of 2005, all costs at the El Callao operations are expensed due to the short life of these mines.

[2]
Based on the average parallel (market) exchange rate in effect in 2007 compared with the official exchange rate in 2006 and 2005.  Using the official rate in 2007, the total cash cost of production was $1,048 per ounce.

Production Summary
	2007	2006	2005

Gold Production (ounces)
Tomi Open Pits	8,437	19,428	30,290
Tomi Underground	13,551	22,210	19,811
La Victoria	9,356	3,260	1,491
Purchased Material	2,223	2,447	1,586
Total Gold Production (ounces)	33,567	47,345	53,178
Total Ore Processed[1] (tonnes)	312,915	367,667	418,414
Head Grade of Ore Processed (g/t)	3.8	4.4	4.2
Total Recovery Rate (%)	87%	92%	94%
Total Gold Recovered (ounces)	33,567	47,345	53,178
Total Cash Cost Per Ounce Sold	$519	$540	$420
Mine Operating Cash Flow ($000)[2]	($3,481)	$1,866	$1,776
Capital Expenditures ($000)[3]	---	---	$856
Net Mine Cash Flow ($000)	($3,481)	$1,866	$920
[1]	Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.
[2]	Mining Revenues less Operating Expenses adjusted for non-cash items and excludes exploration costs of $1,574,000 in 2007 and $620,000 in 2006.
[3]
Capital expenditures at the El Callao operating mines, excludes Las Cristinas.  Since the second quarter of 2005, all costs at the El Callao operations have been expensed due to the short reserve life of these mines.

Tomi
	2007	2006	2005

Tomi Open Pits
Tonnes Ore Mined	95,629	227,845	313,599
Tonnes Waste Mined	1,531,589	2,287,217	1,971,402
Strip Ratio (Waste:Ore)	16.0:1	10.0:1	6.3:1
Tonnes Ore Processed	105,126	211,936	319,287
Average Grade of Ore Processed (g/t)	2.8	3.1	3.2
Recovery Rate (%)	90%	94%	93%
Production (ounces)	8,437	19,428	30,290
Tomi Underground
Tonnes Ore Mined	61,031	89,689	72,177
Tonnes Ore Processed	65,334	88,183	63,319
Average Grade of Ore Processed (g/t)	7.0	8.4	10.2
Recovery Rate (%)	92%	93%	95%
Production (ounces)	13,551	22,210	19,811

La Victoria
	2007	2006	2005

Tonnes Ore Mined	128,676	64,222	24,892
Tonnes Waste Mined	557,657	353,052	126,704
Strip ratio (Waste:Ore)	4.3:1	5.5:1	5.1:1
Tonnes Ore Processed	125,903	51,424	25,649
Average Grade of Ore Processed (g/t)	2.9	2.3	2.02
Recovery Rate (%)	79%	86%	89%
Production (ounces)	9,356	3,260	1,491

Gold production in 2007 was 33,567 ounces, a reduction of 29% compared to 47,345 ounces produced in 2006.

Lower gold production in 2007 reflects reduced mining and processing activity, as well as lower ore grades and gold recovery. Open pit mining was partially impacted by heavy rainfall, poor equipment availability (particularly the long lead time required to obtain a replacement drill compressor from the United States) and a general reduction in productivity as the pits near depletion.  The production of ore from the Tomi pits also declined due to higher strip ratios (the ratio of waste mined to ore mined).  The strip ratio at the Tomi pits increased from 10.0:1 in 2006 to 16.0:1 in 2007. The higher strip ratio in 2007 was due largely to deeper ore in both the Fosforito and McKenzie open pits which require more waste removal prior to encountering the ore.  Also contributing to the higher stripping ratio in 2007 was timing of mining of the push-backs in both pits which saw most of the waste stripping completed in 2007 to uncover ore that is to be mined in 2008.   On the whole, in 2007, compared to 2006, there were fewer tonnes of waste and ore mined and a greater proportion of tonnes mined were waste.

Ore processed declined by 15% in 2007 as a consequence of mining fewer tonnes of ore.  Additionally, the grade of ore processed was 14% lower during 2007 compared to 2006.  Lower grades were primarily attributable to the underground mine, where, in the current year, the ore feed to the mill is a mixture of lower grade ramp development ore and stope ore, whereas in 2006, the underground ore was all from the stopes, which tend to be higher grade than the ore encountered during ramp development.

Gold recovery at the Revemin mill was also lower as a greater proportion of the ore processed during 2007 was refractory ore from the La Victoria deposit.  The refractory ore, which is less amenable to traditional milling processes, has lower recovery rates than the non-refractory ore from the Tomi deposits.

Operating costs increased significantly in 2007 as a result of a general increase in the cost of operating supplies, labour, higher mining contractor rates and higher expenditures related to maintenance and repair of the processing plant (the plant additions would typically be capitalized; however, are expensed due to the short life of the operation).  For comparative purposes, if 2007 costs are converted to USD using the same official rate as used in 2006, the total cash cost per ounce in 2007 was $1,048 per ounce, an increase of 94% from $540 per ounce in 2006.

At year end 2007, there were two operating pits on the Tomi concession - Mackenzie and Fosforito.  Fosforito is now depleted and mining will stop at Mackenzie by mid 2008.  Mining operations are also being conducted at the La Victoria pit.

The Company is evaluating a number of options for extending the life of the El Callao operations beyond 2008.  The most significant project is the expansion of the La Victoria pit.  The next phase of mining at La Victoria requires diverting the Yuruari River.  The river diversion and other associated project investments have a preliminary estimated capital cost of approximately $9.0 million and no decision has been made on such a project.  Based on the results from a 2004 drill program and associated resource estimate, the river diversion project and expanding the pit at La Victoria may add approximately 3 to 4 years of mine life to the El Callao operations. The current phase of mining at La Victoria will continue until November 2008.

The Company recently completed a drill program on the Fosforito pit at Tomi and the results will be reviewed to determine if it will be feasible to expand the pit. This is a relatively small project that, if undertaken, would require waste stripping for most of the remainder of 2008 and would then produce ore into the third quarter of 2009.

The Company is also drilling at the Tomi underground mine to determine the viability of developing the mine below its current level. Mining on the current level will be completed towards the end of the first quarter of 2008.  Ramp development was suspended at the current level until the results of the drill program are assessed.  Data should be available to make a decision on expanding the underground mine by the end of the second quarter of 2008; however, with the underground mine producing between 250 and 300 tonnes of ore per day, the underground evaluation will need to access the availability of additional sources of ore to maintain full capacity at the Revemin mill.

Drilling is also underway on new targets identified in 2007 on the Tomi property.

Should the Company not proceed with the La Victoria or Fosforito pit expansions, and if it is not viable to operate Revemin with ore from the underground mine only, production may cease at the El Callao operations by the end of 2008.

Income Statement

Revenue

Mining revenue was $13.6 million in 2007, compared to $28.1 million in 2006 and $25.0 million in 2005.

In 2007, gold sales were 32,815 ounces and the Company’s average realized gold price was $413 per ounce, compared to sales of 48,570 ounces at an average realized price of $578 per ounce for 2006, and 55,217 ounces at an average realized price of $453 per ounce in 2005.  The realized price of gold was significantly less in 2007 compared to 2006 due to the use of the higher parallel rate of converting Bs to USD in 2007 as opposed to the official rate of 2,150 used in the translation from Bolivars (“Bs”) to USD in 2006.  Lower gold production in 2007 reflects progressively reduced mining and processing activity, as well as lower ore grades and gold recoveries. A higher realized gold price in 2006 more than offset the progressive reduction in production from 2005 to 2006.

The Company sold its gold production to the Central Bank of Venezuela (“CBV”) for the first nine months of 2007.  Sales are based on the USD spot gold price at the time of delivery; however, payment is received in Bs, with the USD revenues converted to Bs at the official rate of 2,150Bs.  For USD reporting purposes, the Bs are converted back to USD; however, the re-conversion uses the higher parallel

(market) rate, as the Company is not registered to apply to purchase USD at the official rate of 2,150.  In practice, the Company is not buying USD, rather the Bs received from gold sales are used to fund the El Callao operations.   For reporting purposes, the conversion back to USD results in reportable revenue and realized prices per ounce that are well below the average USD spot gold rates for the 2007 periods.  For the 2006 and 2005 comparable years, the conversion to USD for reporting purposes was at the official rate, thus the realized price per ounce figures are comparable to the average spot gold prices for the applicable years in 2006 and 2005.

In order to maximize the Bs received from gold sales, the Company informed Venezuelan authorities of its decision to sell its gold production to registered local purchasers, as they buy the gold at a significant premium to the official rate.  In October 2007, the Company commenced the sale of gold production at El Callao to registered businesses at prices based on the USD spot price of gold, with settlement in Bs pegged to the parallel rate instead of selling to the CBV at the official rate.

Venezuelan Exchange Controls

In accordance with the Exchange Control regulations in Venezuela, the CBV centralizes the purchase and sale of foreign currency in Venezuela which has been fixed since 2003.  The current rate of exchange is fixed at  2,150 (2.150 effective January 1, 2008) per United States Dollar (“USD”). The Venezuelan government enacted the Criminal Exchange Law that imposes strict sanctions for the exchange of Venezuelan currency with other foreign currencies through other than designated methods. The exchange regulations do not apply to certain securities which are traded within Venezuela and on recognized exchanges outside Venezuela.  Therefore, the purchase in one market and sale in the other market of these dual listed securities provides an effective parallel market for the Venezuelan currency.  The majority of the securities that are so traded are issued by the Venezuelan government.

The parallel or market rate in 2007 was volatile, but the trend has been consistently higher than the official rate. As a result of this spread, transactions recorded and settled in Bs have been converted to USD at the average parallel exchange rate during 2007 instead of the official rate as used in prior years.  Monetary items reported in Bs have been converted using the parallel rate at year end.  During the third quarter of 2007 the Company reviewed the accounting for foreign currency transactions in Venezuela due to the increasing spread between the official rate and the parallel or market rate in Venezuela. It was determined that, as consequence of the rapid decline in the valuation of the Venezuelan Bolivar, as reflected in the parallel market for foreign currencies in Venezuela, the translating from Bs to USD using the official rate was no longer appropriate. As a result, the Company determined that amendments should be reflected in the previously issued financial statements for the three and six month interim periods ended March 31, 2007 and June 30, 2007, respectively, to account for monetary, income and expense items at the parallel or market rate prevailing at the respective dates of each.

Exchange Controls Impact on Revenue and Operating Costs

The Company sold its gold production to the CBV for the first nine months of 2007.  Sales to the CBV are based on the USD spot gold price at the time of delivery; however, payment is received in Bs, with the USD revenues converted to Bs by the CBV at the official rate of Bs 2,150. In 2006 and 2005, for USD reporting purposes, the Company converted the Bs back to USD at the same rate of 2,150 and, as a result, the reported realized price per ounce was comparable to the actual average spot gold price for the period.  However, with the parallel rate in 2007 materially above the official rate and since the Company is not registered to purchase USD in Venezuela at the official rate, it was determined that for 2007 USD reporting purposes, the Company convert the Bs revenue back to USD using the higher parallel rate.  (In practice, the Company does not convert the Bs revenue to USD, rather the Bs are used to fund ongoing operations).  As a consequence of receiving Bs at the official rate on gold sales, then converting back to USD at the parallel rate for reporting purposes, the Company’s 2007 reported USD revenue reflects a realized price that is significantly below the average spot price for the year and below the actual price realized for the year.  For example, the Company’s reported realized price in 2007 is $413 per ounce as compared with the average annual spot price of $695 per ounce on which the actual gold sales are based.

Similarly, USD reported operating costs in 2007 have been reduced as a result of converting a portion of the costs to USD at the higher parallel rate in 2007 compared to the official rate used in 2006 and 2005.

Operating Expenses

Mine operations’ expenses were $19.6 million, $26.2 million and $22.1 million in 2007, 2006 and 2005, respectively.

Similar to revenues, operating expenses and unit operating costs in 2007 need to be considered in light of the spread between the official rate and the parallel rate. The 2007 USD reported costs have been reduced, in part, by the conversion of some Bs costs to USD using the higher parallel rate as opposed to the official rate used in 2006 and 2005. The total cash cost per ounce sold was $519 per ounce in 2007 compared to $540 per ounce in 2006 and $420 per ounce in 2005.  Using comparable conversion rates, the total cash costs for 2007 would have equated to $1,048 per ounce. The increase in unit operating costs is attributable primarily to lower gold production and higher costs for mining contractors, labour, maintenance and operating consumables.

Amortization, Depletion and Accretion related to Asset Retirement Obligations

Amortization expense, related to the Company’s El Callao operations, was $nil, $1.0 million and $2.4 million in 2007, 2006 and 2005, respectively. The reduction in amortization expense reflects the full amortization of the carrying value of the Revemin mill by the end of the third quarter of 2006.  Commencing in 2005, the Company decided to amortize the remaining carrying value of the Revemin mill over a two year period to reflect the estimate at the time of a two year life of reserves to be processed at the mill. The Revemin mill still continues to process ore at El Callao.

The expense related to the Company’s El Callao asset retirement obligations was $0.2 million, $0.3 million and $0.3 million in 2007, 2006 and 2005, respectively. The current ore reserves at El Callao are expected to be depleted in November 2008. The Company will be assessing the results of various drill programs during the second quarter of 2008; however, at this time, it is uncertain whether the El Callao operations will continue beyond 2008. The Company has also revised the previous estimates for mine reclamation at El Callao. The increased estimates and the earlier closure times have combined to increase the asset retirement obligations by $1.0 million in 2007.

There are no asset retirement obligations related to Las Cristinas at present.

Depletion expense, also related to the Company’s El Callao operations, was $nil, $0.8 million and $0.3 million in 2007, 2006 and 2005, respectively. These results reflect the decision to write-down all of the mineral properties at El Callao by the end of 2006.

Corporate General and Administrative Expenses

Corporate General and Administrative expenses were $21.7 million in 2007 compared to $22.9 million in 2006. In 2007, an increase in payroll expenses related to severance payments to a former executive were more than offset by a reduction in legal expenses.

Comparing expenses of $22.9 million in 2006 with expenses of $23.1 million in 2005, higher legal fees, principally related to the Las Cristinas project, were partially offset by a decrease in capital taxes, payroll and travel expenses.

Corporate General and Administrative expenses include $3.1 million (2006: $2.5 million; 2005: $3.7 million) of stock-based compensation.

Interest Expense

Interest expense was $13.0 million, $12.9 million and $11.8 in 2007, 2006 and 2005, respectively. These amounts include interest accretion of approximately $3.6 million in 2007, $3.0 million in 2006, and $2.7 million in 2005, on the senior unsecured $100 million notes and on the Standard bank debt up to early 2007, both of which are instruments with debt and equity components. Interest expense for all three years includes semi-annual cash payments of $4.7 million on the $100 million notes which bear interest at 9.375% per annum and payable semi-annually. The decrease in interest expense from 2006 to 2007 reflects repayment of the Standard Bank debt in 2006 and 2007. The increase in interest from 2005 to 2006 was primarily due to the fact that the restructured Standard Bank debt, which was entered into in December 2005, was interest bearing throughout 2006.

Foreign Exchange Gains

Foreign exchange gains include unrealized non-cash amounts of $14.3 million, $Nil, and $1.4 million in 2007, 2006 and 2005, respectively. These were derived from the translation into U.S. dollars at the end of each respective year of certain Venezuelan denominated future income tax liabilities in connection with expenditures on the Las Cristinas Project. The resulting future tax liability is subject to foreign exchange translation gains and losses at each reporting period when it is re-valued into US dollars. The Venezuelan year end foreign exchange spot rate used to translate Venezuelan Bs to USD changed significantly from 2,150 Bs in 2006 to 5,500 Bs in 2007 to the USD, resulting in the opening balance future tax liability being reduced by $14.3 million and a corresponding unrealized foreign exchange gain being recorded in 2007. There was no such gain in 2006 as the exchange rate in effect in both 2006 and 2005 was at 2,150 Bs to the USD. The foreign exchange rate in 2004 was 1,920 Bs compared to 2,150 Bs in 2005 resulting in a $1.4 million unrealized gain being recorded in 2005. See Notes 10 and 11 to the 2007 Consolidated Financial Statements for additional information relating to the accounting for future income tax liabilities and restatement of prior years.

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at full capacity.

After receipt of the Las Cristinas Permit, the Company will determine its overall funding requirements to cover the period through commercial production of Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company’s general and administrative expenses, debt service and financing fees. The Company intends to fund its overall requirement with existing cash and is considering various financing alternatives including public market debt, limited recourse project debt and equity.

Cash and Cash Equivalents

On December 31, 2007, the Company had cash and cash equivalents of $16.1 million, as compared with $28.6 million at December 31, 2006.

The change in the cash balance during 2007 is reconciled as follows ($ millions)

Cash and cash equivalents, December 31, 2006	$28.6

Cash used in operating activities	(34.3)
Capital expenditures – Las Cristinas	(26.9)
Principal debt repayments	(3.6)
Total uses of cash and cash equivalents	(64.8)

Cash from issuance of common shares	52.8
Effect of exchange rate fluctuations on cash
and cash equivalents	(0.5)
Cash and cash equivalents, December 31, 2007$	$16.1

At December 31, 2007, the Company’s debt consisted of face value $100 million of 9.375% senior unsecured notes (the “Notes”) due December 2011. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.

Cash Flow used in Operating Activities

Cash flow used in operating activities is principally affected by general and administrative expenditures, interest expense, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital.

The 2007 cash flow deficit from operations of $34.3 million reflects the following approximate items - cash required to fund the operating deficit of $7 million at El Callao, general and administrative expenses of $19 million, interest expense of $9 million, and net of cash inflows from interest income of $1 million.

The 2006 cash flow deficit from operations of $30.7 million reflects the following approximate items - cash required to fund the operating deficit of $2 million at El Callao, general and administrative expenses of $20 million, interest expense of $10 million, and net of cash inflows from interest income of $1 million.

The 2005 cash flow deficit from operations of $34.3 million reflects the following approximate items - cash required to fund general and administrative expenses of $20 million, interest expense of $9 million, commodity contract settlements of $12 million and net of cash inflows from El Callao of $1 million, interest income of $2 million and $4 million from working capital changes.

Investing Activities

Cash used for capital expenditures for the Las Cristinas project was $26.9 million in 2007 compared with $49.8 million in 2006 and $92.8 million in 2005.  In 2006 and 2005, the Company incurred additional capital expenditures of $0.9 million and $9.9 million related to the El Callao properties, respectively.

Capital spending at Las Cristinas has declined since peaking in 2005.  Reduced spending in 2006 and 2007 reflect progressively lower expenditures for engineering services and equipment procurement.    The majority of the engineering design and equipment procurement was undertaken in 2005.  Reduced expenditures are also due to the delay in receiving the Permit required for commencing site construction activities. With the exception of exploration drilling costs, the majority of 2007 expenditures represent ongoing costs for administering, securing and maintaining the Las Cristinas camp and for off-site equipment storage.

Since April 2004, expenditures on Las Cristinas total approximately $206 million.  A Technical Report filed on SEDAR on November 7, 2007 included an updated capital estimate for Las Cristinas of $356 million.  Subsequent to receipt of the Permit and renegotiation of the commercial terms of the major earthworks contracts that were awarded in 2005, a further update of capital costs will be undertaken.

The Company has spent approximately $102 million on items included in the $356 million capital estimate.  The balance of $254 million is related to expenditures to be incurred during the construction phase that will commence once the Permit is received.  Ongoing expenditures prior to receipt of the Permit are not included in the construction estimate.  Ongoing costs include site security, camp catering, equipment storage, general site administration, environmental, and social and community development programs.

Equipment which cost approximately $64 million is in storage, principally in Houston (USA), Antwerp (Belgium) and Cape Town (South Africa) and will remain in storage until the commencement of construction at Las Cristinas.

Financing Activities

On February 11, 2008, the Company completed a public offering of 32,890,000 units at C$2.10 per unit for gross proceeds of C$69,069,000, including 4,290,000 units issuable upon the exercise of the over-allotment option by the syndicate of underwriters. Each unit consists of one common share of Crystallex and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of Crystallex at an exercise price of C$3.00 for a period expiring on the later of: (i) 18 months from the closing date of the offering which occurred on February 11, 2008 and (ii) six months following the Permit date, where the Permit date is the 45th day following the receipt by Crystallex of the Permit. The Company paid underwriting fees of C$4,144,140.

On April 24, 2007, the Company closed a public offering of 14,375,000 common shares (including 1,875,000 common shares issuable upon the exercise of an over-allotment option by the underwriters) at C$4.25 per share.  Net proceeds to the Company were $50.7 million.

The Company fully repaid the $3.6 million outstanding balance of the Standard Bank loan by the end of the second quarter of 2007.

In January 2007, the Company issued 245,710 common shares to settle $0.9 million of the outstanding $1.8 million of exchangeable promissory notes due to Corporacion Vengroup, S.A., (“Vengroup”).  In July 2007, the Company issued 215,190 common shares to Vengroup to settle the remaining $0.9 million balance of the exchangeable promissory notes.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments on an undiscounted basis, as at December 31, 2007, are tabled below:

$ millions	Less than One Year	1 - 3 Years	4 - 5 Years	More Than 5 Years	Total
Long Term Debt Repayments	$ -	$ -	$100.00	$ -	$100.00
Asset Retirement Obligations	0.70	2.70	-	-	3.40
Operating Lease Obligations and Social Commitments	3.08	0.10	0.01	-	3.19
Total contractual obligations	$3.78	$2.80	$100.01	$ -	$106.59

Under the terms of the Las Cristinas Mining Operation Contract with the CVG dated September 17, 2002 the Company has undertaken to make all investments necessary to develop and exploit the Las Cristinas deposits.  As described above, a further $254 million is expected to be spent on Las Cristinas to meet this obligation.

The Company has royalty commitments that are only payable if gold is produced.  There is no obligation to make payments if gold is not produced.  Currently, the Company’s gold production is from the Tomi and La Victoria concessions, which are subject to a 1.75% royalty on gold revenue.  All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic of Venezuela.  The exploitation tax is presently 3% of gold revenue.

In the normal course of business, the Company has entered into contracts that contain commitments to pay amounts dependent upon future events.  Such amounts, if any, are not determinable by the year end; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

Off-Balance Sheet Arrangements

The Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of business.

Related Party and Other Transactions

The Company entered into the following transactions with related and other parties:

a)
Paid underwriting and consulting fees of $3.4 million in 2007 (2006 - $2.9 million; 2005 - $0.1 million) to Macquarie Capital Markets Canada Ltd. (“Macquarie”) (formerly Orion Securities Inc.) which retains the Chairman of the Company as an employee. In February 2008 the Company paid to Macquarie, underwriting fees of $2.3 million relating to the public offering of units which closed on February 11, 2008.

b)	Paid consulting fees of $0.09 million in 2007 to Kingsway Capital of Canada Inc. which retains the Chairman of the Company as a director.

c)	Paid legal fees of $0.7 million in 2005 to a law firm, while a partner of whom was a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.  These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Fourth Quarter results

The Company recorded a net loss in the fourth quarter of 2007 of $8.8 million (($0.03) per share)  which  is principally attributable to the aggregate of corporate general and administrative costs, interest expense  and losses at the El Callao mining operations.

Revenue from gold sales increased to $4.8 million in the fourth quarter compared to $2.2 million in the third quarter of 2007. The increase in gold sales reflects higher gold production, which was attributable to mining and processing more ore, combined with higher ore grades, less stripping and sales of gold to local buyers for higher proceeds rather than to the Central Bank of Venezuela at the official rate.

Cash flow used in operating activities was a deficit of $3.1 million for the fourth quarter of 2007 as compared with a deficit of $8.2 million for the third quarter of 2007.  The cash flow deficit from operations in the fourth quarter of 2007 was largely attributable to $5.5 million of corporate general and administrative expenses which includes stock compensation expense of $1 million, $2.0 million loss at El Callao before non cash adjustments, and positive cash flows of $4.4 million relating to working capital items.

Expenditures at Las Cristinas totalled $5.5 million during the fourth quarter of 2007. These expenditures were principally related to operating the Las Cristinas camp and $0.9 million for the acquisition of additional long lead time equipment.

There was a nominal increase in cash from financing activities due to the exercise of 2,500 stock options in the fourth quarter of 2007.

The Company conducted a study on its mine closure obligations in El Callao in the fourth quarter of 2007. This study was based on closure plans submitted to the Venezuelan authorities in 2007. The plan identified increased obligations relating to re-vegetation of the tailings dam. Accordingly, this increase plus increased costs for all items identified in the plans resulted in a $1.0 million increase over the previous year’s estimates. Since all of the capital assets at El Callao are written off due to a lack of reportable reserves to support their carrying values, this increase has been recorded in operations expense in the fourth quarter of 2007.

As described in detail in the subsequent section on restatement of prior periods, the Company increased the carrying value of Las Cristinas by $32 million of which $27 million related to the restatement of

2006 balances. Future tax liabilities and unrealized foreign exchange gains were recorded in the current and prior years as detailed in Notes 10 and 11 to the 2007 Consolidated Financial Statements.

Restatement of Previous 2007 Quarters and December 2006 Financial Statements

During the third quarter of 2007 the Company reviewed the accounting for foreign currency transactions in Venezuela due to the increasing spread between the official rate and the parallel or market rate in Venezuela. It has been determined that as a consequence of the rapid decline in the valuation of the Venezuelan Bolivars as reflected in the parallel market for foreign currencies in Venezuela that the method of translation from Bolivars to United States Dollars using the official rate was no longer appropriate in the circumstances. As a result of this review, management determined that amendments should be reflected in the previously issued financial statements for the three and six month interim periods ended March 31, 2007 and June 30, 2007, respectively, to account for monetary, income and expense items at the parallel or market rate prevailing at the respective dates of each.

During 2007, the Company reviewed its accounting policy relating to the capitalization of interest costs incurred during the period of development on qualifying mineral properties.  As a result of this review, the Company determined that certain interest costs should be capitalized under U.S. GAAP during the period of construction and development on its Las Cristinas project. Under Canadian GAAP these costs will continue to be expensed as incurred. Accordingly, note 19 to the December 31, 2006 audited consolidated financial statements have been restated to give effect to the capitalization of interest to the qualifying Las Cristinas project. These financial statements have been adjusted and re-issued and the restated figures have been incorporated in the 2007 consolidated financial statements.

In 2007, the Company reviewed its accounting practices in respect of certain expenditures made in connection with its Venezuela Branch but funded by its Canadian operations with respect to Las Cristinas. The Company determined that such expenditures, previously treated as deductible for tax purposes, that have been capitalized in the Canadian operations may not be deductible in Venezuela thereby creating a difference between their accounting and tax values in Venezuela. For Canadian GAAP purposes, the amounts determined to be potentially non-deductible as at December 31, 2007 totalled $52.3 million of which $39.4 million related to 2006 and prior years. The Company recorded future tax liabilities of $14.2 million and $23.5 million in 2007 and 2006, respectively. Due to the decline in the in the parallel rate of the Venezuelan Bolivars to the USD, there is a resultant unrealized foreign exchange gain on the opening future income tax liabilities upon revaluation into US dollars. The Company recorded unrealized foreign exchange gains in 2005 and 2004 due to changes in foreign exchange rates. There were no unrealized foreign exchange gains relating to future tax balances in 2006 as the foreign exchange rates were the same in 2006 and 2005 result. The Q1, Q2 and Q3 2007 previously reported net losses have been amended to reflect the effects of unrealized foreign currency translation gains. The Q1 2007 results were significantly impacted due to the change in Bs rate to the USD from 2,150 at December 31, 2006 to 3,650 at March 31, 2007. The rate changed to 4,100, 5,010 and 5,500 at the end of Q2, Q3, and Q4 2007, respectively. Accordingly, unrealized foreign currency translation gains of $9.3 million, $1.6 million, $2.5 million and $1.0 million were recorded at the end of Q1, Q2, Q3 and Q4 2007, respectively.

The estimated future income taxes represent a net accounting entry derived from the current lack of deductibility in the Venezuela Branch of certain expenditures related to Las Cristinas which were funded by the parent entity in Canada. These costs will be amortized for accounting purposes but may not be for income tax purposes. Accordingly, the future income taxes represent an undiscounted estimate of the tax effect of this difference, and therefore are not payable at the present.

Critical Accounting Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Significant estimates used include those relating to the timing and receipt of the Las Cristinas Permit to construct, gold prices, recoverable proven and probable reserves, available resources, available operating capital, fair value of stock options and warrants, income taxes and required asset retirement obligations.  These estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations

Adoption of New Accounting Policies

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants, (“CICA”): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments – Recognition and Measurement, (iii) Section 3865, Hedges.  These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated.  There is no material impact to the Company’s financial statements on adoption of these new standards except for the reclassification of deferred financing fees as an offset to long-term debt.

In 2007, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation, and Handbook Section 1535, Capital Disclosures.  Handbook Sections 3862 and 3863 together supersede Handbook Section 3861, Financial Instruments – Disclosure and Presentation and provide disclosure and presentation requirements for financial instruments.  Handbook Section 1535, Capital Disclosures specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non compliance. These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 with early adoption permitted. The Company has elected to apply these standards for the year-ended December 31, 2007.

Future accounting pronouncements

The CICA issued new accounting standards 1400, 3031 and 3251 which are effective for interim and annual consolidated financial statements for the Company’s reporting period beginning on January 1, 2008, and 3064 which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009.

The company has not yet assessed the impact of Sections 1400, 3031, 3064 and 3251 on its consolidated financial statements

Under 3064 and as a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

Refer to Note 3 to the 2007 consolidated financial statements for details of these new accounting standards.

Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature.  The estimated fair value of debt is $82,000,000 (2006: $84,878,219) and is determined by discounting the contractual cash flows using market interest rates for debt with similar terms and risks.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at March 31, 2008 are tabled below:

Common Shares Issued	294,670,845
Common Share Options	12,388,088
Warrants	29,570,000
Fully Diluted Common Shares	336,628,933

Controls and Procedures

The Company maintains disclosure controls and procedures which are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified by regulations. The Company performed an evaluation, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of the end of the period covered by this report due to the reasons described in “Internal Control Over Financial Reporting.” The steps taken by management of the Company to address each of these areas of weakness are also described under the heading “Management's Plans to Remediate Material Weaknesses”.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of December 31, 2007, Management evaluated the Company’s internal controls over financial reporting (“ICFR”), as defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators.  For the purposes of Management’s evaluation, a weakness in the Company’s ICFR would be considered to be a “material weakness” if the weakness was a significant deficiency, or a combination of significant deficiencies, that resulted in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis by Management or employees in the normal course of performing their assigned functions.

In making its assessment of the Company’s ICFR as of December 31, 2007, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. As of December 31, 2007, Management identified the material weaknesses in the Company's ICFR as described below.

Previously Reported:

Management identified as of December 31, 2006 the following material weaknesses:

1.           Override and Monitoring of Established Controls:   During the process of review and evaluation, it was determined that certain weaknesses existed which resulted in local management of the Company’s Venezuelan branch having the ability to override established internal controls relating to the granting of service contracts and approval of completion of contractual service work.  This weakness had the potential to result in material misstatements in the Company’s consolidated financial statements.

To address this weakness, Management has implemented additional controls around the granting of service contracts and the required approvals of completion of contractual service work performed to ensure the completeness and appropriateness of all amounts recorded in the Company’s consolidated financial statements.  Testing revealed these new controls were not operating with 100% consistency.  We are continuing to educate and emphasize the importance of these controls.

2.           Tax Obligation:   Management concluded that, as of December 31, 2006, a weakness existed in ICFR caused by a lack of competent staff in place at its Venezuelan subsidiaries to ensure the Company appropriately recorded and disclosed taxation related matters in preparing its consolidated financial statements with respect to various types of tax obligations in Venezuela.

Management has fully remediated this problem by hiring a qualified tax manager in Venezuela to ensure the Company’s Venezuelan tax obligations are appropriately recorded and disclosed in the Company’s consolidated financial statements.

3.           Complex Accounting Issues – US GAAP:  Management had concluded that, as of December 31, 2006, the Company did not have adequate levels of expertise with respect to US GAAP complex accounting issues.  This weakness has the potential to result in material misstatements in the Company’s US GAAP reconciliation note in its financial statements.

Management has fully remediated this weakness through the hiring of qualified staff with proficiency and experience in US GAAP.  Staff is being supported in their professional development activities to gain additional competence in US GAAP.  The Company has made arrangements to access appropriate external advisors to review on an as needed basis all US GAAP accounting matters relating to the Company’s consolidated financial statements.

4.           Segregation of Duties:  During the process of review and evaluation Management concluded that, as of December 31, 2006, a weakness existed in ICFR caused by a lack of adequate segregation of duties in the preparation, review and approval of subsidiary operating results which are included in the Company’s consolidated financial statements.

Management has fully remediated this weakness by hiring additional competent staff at the subsidiary level and changing the review and approval procedures in the preparation of subsidiary operating results.  Management continues to perform additional procedures in relation to the subsidiary operating results included in the Company’s consolidated financial statements.

Current Year:

As enunciated below, the Company has determined that internal control over financial reporting was not effective in preventing possible material misstatements without further substantive work. Accordingly, additional substantive procedures were applied subsequently to provide assurance that such misstatements do not exist, and accordingly believes that the consolidated financial statements are now free from material misstatements. In addition, the Company has commenced a number of remediation steps to rectify such weaknesses in order to diminish the possibility of a material misstatement in 2008. These are outlined below.

Management has identified as of December 31, 2007 the following material weaknesses:

(a)           There are insufficient controls to monitor and prevent the override of established controls at the Company’s subsidiaries with respect to existing policies and procedures, communication of the delegation of authority and the timeliness of financial analysis and reporting, primarily in remote locations.

(b)           The Company did not consistently maintain implementation of effective controls over the purchasing function relating to the documentation of the arrangements with certain suppliers at the parent entity level and the authorization and approval of both suppliers and services at remote locations.

(c)           The Company did not design and maintain effective controls over the identification and recognition of timing differences in accounting for future income taxes. This resulted in an audit adjustment to the Company’s December 31, 2007 consolidated financial statements and the restatement of the Company’s December 31, 2006 and 2005 consolidated financial statements with respect to mineral properties, future income taxes and operations.

Each of these material weaknesses could result in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected.  Material weaknesses (a) and (b) noted above could also result in unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

As a result of the material weaknesses described above, Management has concluded that, as at December 31, 2007, the Company’s internal control over financial reporting was not effective.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

Management’s Plans to Remediate Material Weaknesses

Management, under the Board’s direction, has undertaken significant additional work to ensure the consolidated financial statements are free from material misstatement that may not have been prevented or detected as a result of the material weaknesses noted.  Furthermore, Management has identified and commenced the implementation of additional internal control procedures, particularly in remote locations, to ensure the acquisition, use or disposal of the Company’s assets are appropriately authorized.

Management has taken the following steps to address the weaknesses identified:

(a)           Monitoring and override of established controls:     Management continues to work with the subsidiary managers, particularly at remote locations, to ensure corporate policies and internal control procedures are respected by all and information is provided on a timely basis.  Training and coordination of activities amongst the senior managers of the subsidiaries is ongoing.

(b)           Controls over the purchasing function:     Management has begun a process of renewing and updating the physical documentary support for existing service providers and suppliers and establishing a regimen of pre-qualifying potential new service providers and suppliers. Management has implemented additional controls at the subsidiary level to ensure appropriate approval and timely authorization of suppliers.  We are continuing to reinforce compliance with these controls.

(c)           Controls over accounting for income tax timing differences:     Management continues to work with independent expert advisors, in both Canada and Venezuela, to ensure the timely identification of those items giving rise to timing differences for income tax purposes.   Management has implemented controls to ensure the valuation basis, for both accounting and tax reporting purposes, of the Company’s assets, is identified, recorded and retained for financial reporting purposes.

Risk Factors
The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2007 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries
The Corporation’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Corporation’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Corporation’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

The Corporation’s mineral properties are located in Venezuela and as such the Corporation may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Corporation’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. On June 14, 2007 the Company announced that it received written notice from the CVG that all the requirements for the issuance of the Las Cristinas Permit from MinAmb had been fulfilled.  The CVG confirmed that MinAmb’s approval of the Las Cristinas Environmental Impact Study, together with Crystallex’s payment of certain taxes and posting of a Compliance Guarantee Bond, as requested by MinAmb, represented the final steps in the process for the issue of the Permit.  CVG’s notice to the Company was based on a formal notice the CVG received from MinAmb, which stated that the Permit would be issued following the payment of the taxes and the posting of the bond.  Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Corporation to proceed to put in place financing to fund construction. As the Las Cristinas project is the Corporation’s primary project, the continued delay in receipt of the Permit could have a material adverse effect on the future of the Corporation’s business, and may result in the need for additional financing.  There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1.6 Bolivars /U.S.$, has since been adjusted twice upwards and presently stands fixed at 2.15 Bolivars/U.S.$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation’s operations, including its ability to satisfy its foreign currency obligations.

Mining Operation Contract

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela.  In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG.  See “Las Cristinas Project – Mining Operation Contract” in the AIF.  The Mining Operation Contract is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Corporation.  Rather, the Corporation has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mining Operation Contract.  The interests of the Corporation in the Las Cristinas deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mining Operation Contract.  Failure to do so could result in the CVG having the right to terminate the Mining Operation Contract.  In addition, the CVG is party to an agreement dated May 16, 2002 with MIBAM.  As the CVG’s rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Corporation has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the Mining Operation Contract.

Lack of Copper Rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average.  Under the Mining Operation Contract, the Corporation is only entitled to exploit the gold contained in the Las Cristinas deposits.  Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project.  Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade.  The Corporation does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Corporation does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party.  The Corporation has been advised by its Venezuelan counsel that:

(a)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mining Operation Contract to negotiate the exploitation of the copper with the Corporation; and

(b)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Corporation’s right under the Mining Operation Contract to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG.  Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.

Proposed Amendments to Mining Laws

The Corporation’s business may be affected by amendments or changes to mining laws, regulations and requirements in Venezuela.  At any time, a number of draft mining laws may be proposed.  There is no assurance when or if a draft mining bill will be enacted into law or what the final provisions of such law will be, if enacted.  Any changes to current Venezuelan mining law may adversely affect the Corporation’s ability to develop and operate the Corporation’s Venezuelan properties.

On February 1, 2007 the National Assembly of the Republic of Venezuela issued the “Law which Authorizes the President of the Republic to Issue Decrees with Rank and Force of Law in those Matters Delegated” (the “Decree Law”), which empowers the President of Venezuela to approve changes to certain laws without consulting Congress for a period of 18 months. The Decree Law does not include any direct mention of, or references to, mining matters and, accordingly, such matters remain within the exclusive competence of the National Assembly.  In order for amendments to the mining law to be enacted into law, it must be accepted in the Venezuelan National Assembly and undergo a review by the Permanent Commission of Energy and Mines.  The detailed provisions of the Draft Mining Bill are then debated in the National Assembly, and finally the Draft Mining Bill must be approved by the President of Venezuela. There is no assurance that the Government of Venezuela will not issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Corporation, its Venezuelan properties and its ability to operate in Venezuela.

Arbitration Proceedings

The Corporation is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the AIF, available electronically at www.sedar.com and www.sec.gov.

Sale of Gold

For the past several years, the Corporation sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Corporation it was suspending purchase of gold from the Corporation. During June and July, the Corporation sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Corporation and continued to purchase all of the Corporation’s gold production through the end of the third quarter of 2007.  In October 2007, the Corporation began selling all of its gold production to accredited third parties in Venezuela. The Corporation is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Corporation’s export licence, should the Corporation be unable to sell gold within Venezuela, it could have an adverse effect on the Corporation’s revenues, cash flow and profitability in the short-term.

Unauthorized Miners

The Corporation’s operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Corporation’s operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Corporation was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Corporation does not carry title insurance with respect to its mineral properties.  A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.  Furthermore, the Mining Operation Contract does not transfer any property ownership rights to the Corporation.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005.  MIBAM completed its approval process for the Las Cristinas project at the end of March 2006.  The Ministry of the Environment and Natural Resources (“MinAmb”) approved the Las Cristinas EIS in June 2007; and, based on this approval, the Corporation posted a Compliance Guarantee Bond and paid certain surface taxes. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Corporation’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Corporation has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Corporation will not incur reclamation costs that are in excess of such financial assurances. While the Corporation plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Corporation does not maintain environmental liability insurance. The Corporation has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment in the future could adversely affect the Corporation.

Additional Funding Requirements

Under the terms of the Mining Operation Contract, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mining Operation Contract.  In order to carry out the Las Cristinas project and its other mining projects, the Corporation will need to raise substantial additional financing. In establishing its funding requirements, the Corporation has assumed that costs incurred during the construction phase of Las Cristinas will receive an exoneration from the 9% Value Added Tax (“VAT”). Venezuelan Law allows for but does not guarantee the granting of exoneration of VAT on goods and services, including expenses in Venezuela, related to the construction and development of mining projects.  Crystallex will apply for an exoneration of VAT during the construction phase of Las Cristinas.  If the Corporation does not receive the construction period VAT exoneration, sufficient additional funds would need to be raised to cover the development phase. The construction period VAT can then be recovered by the Corporation during the production phase of the Las Cristinas project.

The Corporation may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Corporation elects to raise commercial bank limited recourse project debt, the Corporation will need to demonstrate to potential lenders compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Corporation. Although the Corporation has completed an Environmental Impact Study to international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles, there can be no assurances that potential lenders will conclude that the project is in compliance with the Equator Principles.  In this case, some institutions may decide not to lend to the project, or the financing timeline may be extended while the Corporation addresses the concerns of the banks.

Despite the financings that have been completed by the Corporation, the Corporation has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mining Operation Contract.

Reserve and Resource Estimates

The Corporation’s reported mineral reserves and resources are estimates only.  As a result, there can be no assurance that they will be recovered at the rates estimated or at all.  Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative.  Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Corporation’s profitability in any particular accounting period.  If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.  The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all.  The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  There can be no assurance that the Corporation’s mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Corporation’s profitability and financial position and the value of the common shares of the Corporation.  The Corporation does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense.  The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities.  There can be no assurance that the Corporation will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

The Corporation’s Tomi and La Victoria operations and Revemin mill currently account for all of the Corporation’s mineral production and revenues. Any adverse development affecting these operations could adversely affect the Corporation’s financial performance and results of operations. Furthermore, future results for the Corporation depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Corporation’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Corporation’s future performance.

Production Risks

The Corporation prepares estimates of future production at its operations.  Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position.  There can be no assurance that the Corporation will achieve its production estimates.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.  Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production.  These factors also apply to the Corporation’s future operations.  For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Corporation faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements.  Crystallex believes that the allowances made are consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall regions in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Corporation’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  These permits relate to virtually every aspect of the Corporation’s exploration and exploitation activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation’s permits that could have a significant adverse impact on the Corporation’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There can be no assurance that the Corporation will be able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2007, the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$841 per ounce. To date in 2008 the price of gold has attained U.S.$1,000 per ounce.

The Corporation’s revenues, cash flow, profitability and the market price of the common shares of the Corporation are significantly affected by changes in the gold price.  If the gold price is below the cost of production at any of the Corporation’s operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation.  In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation.  Any of these developments could negatively affect the Corporation’s profitability, cash flows and financial position.  Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

Currency Fluctuations

Currency fluctuations may affect costs at the Corporation’s operations.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation’s operating expenses is in non-U.S. dollar currencies.  Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation’s profitability, cash flows and financial position.

Credit and Market Risks

The Corporation enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices.  Financial instruments, which subject the Corporation to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Corporation manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Corporation limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Corporation’s cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Corporation also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department and occasionally from the Venezuelan Central Bank.

The Corporation can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Corporation minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Corporation continually monitors the market risk of its activities. The Corporation currently does not have metal forward and option contracts.

Dependence on Key Employees

The Corporation’s business and operations are dependent on retaining the services of a small number of key management personnel.  The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.  The loss of one or more of these people could have a materially adverse effect on the Corporation.  Further delays in obtaining the Permit may make it more difficult for the Corporation to retain key employees. The Corporation does not have a senior management retention program.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires companies to, among other things, have management provide a report on the Company’s internal controls with respect to financial reporting.  The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2007.  Management’s evaluation of, and report on, the Company’s internal controls over financial reporting is set out in this Management Discussion and Analysis under the section Controls and Procedures – Internal Control over Financial Reporting. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective and the Corporation has described the plans to remediate the material weaknesses described therein.

There can be no assurance that the Corporation will be able to adequately remediate its currently known weaknesses or that the Corporation’s internal controls over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Corporation’s common shares to decline and could lead to shareholder litigation.  In addition, the discovery of additional material weaknesses will likely result in the Corporation having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies. Management is in the process of remediating the material weaknesses discovered in fiscal 2007. The aggregate final costs of addressing such weaknesses, however, cannot be assured. Any remediation costs for the discovery of additional material weaknesses in future periods are unknown.

Common Share Price Volatility

The market price of the common shares of the Corporation could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

•	the Corporation’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;

•	changes in general economic conditions;

•	the number of the common shares to be publicly traded after this offering;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and

•	gold price volatility.

In addition, the market price of the common shares of the Corporation are affected by many variables not directly related to the Corporation’s success and are, therefore, not within the Corporation’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of common shares on the exchanges on which the Corporation trades has historically made the Corporation’s share price volatile and suggests that the Corporation’s share price will continue to be volatile in the future.

Potential Dilution

As at March 28, 2008, the Corporation has outstanding options to purchase 12,388,088 common shares of the Corporation (including 1,094,333 options outstanding that were not fully vested) and warrants to purchase 29,570,000 common shares of the Corporation (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation’s current shareholders. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future.  If it does so, the ownership interest of the Corporation’s then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Corporation’s assets and the assets of a majority of the Corporation’s directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Corporation or its directors, officers or experts, judgments contained in U.S. courts. The Corporation believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Corporation can provide no assurances to this effect.

Operating Losses are Expected to Continue In the Near Future

The Corporation expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operating at full capacity. The Corporation’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations, interest expense and general and administrative expenses.  Substantially all of these factors are beyond the control of the Corporation.  There can be no assurance that the Corporation will become profitable in the near future.  The Corporation expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Future Hedging Activities

The Corporation has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Corporation has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Corporation entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Corporation may have insufficient gold production to deliver into forward sales positions. The Corporation may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Corporation is currently in the development stage for its principal property, the Las Cristinas project, the Corporation intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Corporation does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Corporation decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Corporation’s shares and the underlying commodities markets.

Non GAAP Measures – Total Cash Costs

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”).  The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP.  The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP.  The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations.  As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies.  Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers.  Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total costs and total cash costs per ounce may be reconciled to the Operations Expense as follows:

$000 (except per ounce data)	2007	2006	2005
Operations Expense per Financial Statements	$19,629	$26,244	$22,118
Add (less) : Revised Asset Retirement Obligations	(1,009)	599	1,096
Less Exploration Expenditures	(1,574)	(621)	-
Total Cash Operating Costs	17,046	26,222	23,214
Amortization, Accretion and Depletion	1,220	1,473	1,946
Total Operating Costs	$18,266	$27,695	$25,160

Gold Ounces Sold	32,815	48,570	55,217
Total Cash Cost Per Ounce US$	$519	$540	$420
Total Cost Per Ounce US$	$557	$570	$456

Bolivars, Thousands (except per ounce data)	2007	2006	2005
Operating Costs	85,209,489	57,045,950	48,295,450
Less: Exploration Expenditures	(6,832,734)	(1,335,150)	-
Total Cash Operating Costs	78,376,755	55,710,800	48,295,450
Amortization, Accretion and Depletion	915,951	3,833,450	5,798,550
Total Operating Costs	79,292,706	59,544,250	54,094,000

Gold Ounces Sold	32,815	48,570	55,217
Total Cash Cost Per Ounce in Bolivars, Thousands	2,388	1,147	875
Total Cost Per Ounce in Bolivars, Thousands	2,416	1,226	980